HSBC Finance Corporation
26525 North Riverwoods Boulevard
Mettawa, Illinois  60045

September 7, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:  Michael R. Clampitt

Re:          HSBC Finance Corporation

Amendment No. 1 to

Registration Statement on Form S-4

File No. 333-174628

Dear Mr. Clampitt:

HSBC Finance Corporation (the “Company”) has filed Amendment No. 1 to the above referenced registration statement on Form S-4.  This letter and Amendment No. 1 respond to your letter dated June 28, 2011 containing the Staff’s comments with respect to the Company’s initial S-4 filing.  For your convenience, each of the Staff’s comments is reprinted in bold below.

General

1.                                     We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. We note your disclosure in the Form S-4.

We have provided the supplemental letter requested by the Staff under separate cover.

Summary of the Exchange Offer, page 4

2.                                      Revise to disclose the information contained in the risk factor on page 12 regarding discussion of your debt securities ranking senior to or equal with the senior subordinated notes.

Please note that the requested disclosure already appears in the Summary section on page 9 under the heading “Summary of the New Notes—Ranking”.

The Exchange Offer, page 21

3.                                      Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, please confirm that the expiration date will be included on page 5 under “Expiration Date” in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

The Company confirms that the exchange offer will remain open at least through midnight on the twentieth business day following commencement of the exchange offer.  The expiration date of the exchange offer will be included on page 5 under “Expiration Date” in the final prospectus disseminated to security holders and filed pursuant to Rule 424 of Registration C.

Please do not hesitate to contact me at (224) 544-2945 with any questions you may have.

Sincerely,

/s/ Mick Forde

Mick Forde
Senior Vice President, Deputy General Counsel - Corporate